April 27, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Mail Stop 6010

Attention:	Mr. Jeffrey P. Riedler
Ms. Sonia Barros
Ms. Suzanne Hayes
Ms. Tabitha Akins
Mr. Oscar Young

Re:	Luna Innovations Incorporated
Registration Statement on Form S-1 (File No. 333-131764)
Initially filed on February 10, 2006
Amendment No. 2 filed on April 10, 2006

Ladies and Gentlemen:

On behalf of Luna Innovations Incorporated (the “Company”), we respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 24, 2006, relating to the Company’s Amendment No. 2 (“Amendment No. 2”) to Registration Statement on Form S-1 (File No. 333-131764) filed with the Commission on April 10, 2006 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 3.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. Except as otherwise specifically indicated, page references in the Company’s response are to the corresponding page in Amendment No. 3. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Securities and Exchange Commission

April 27, 2006

Use of Proceeds, page 28

1.	We note your response to our prior comment 17 and reissue that comment in part. Please estimate the amount of funds you anticipate using for each project and identify the stage of development you expect to achieve with those funds. You state that you intend to use the net proceeds of this offering to partially fund FDA clinical trials of your MRI contrast agent and ultrasound medical device products, but that due to the uncertainties inherent in the clinical trial process you are unable to estimate the total costs that will be required to complete FDA clinical trials. You do not have to provide an estimate of the total costs to complete FDA clinical trials. You must, however, disclose any amounts you currently expect to spend on this project and the stage of development you expect to achieve with these funds.

RESPONSE TO COMMENT 1:

The Company has revised the disclosure at page 28 of Amendment No. 3 in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

2.	Please revise your disclosure on page 36 to disclose the amount paid by Baker Hughes in December 2004 to acquire your remaining equity interest in Luna Energy at that time. We note your statement in footnote 5 to the financial statements that Baker Hughes acquired all of the remaining equity interest for a non-refundable payment of $990,000.

RESPONSE TO COMMENT 2:

The Company has revised the disclosure at page 36 of Amendment No. 3 in accordance with the Staff’s comment.

3.	We note your response to our prior comment 19 and reissue that comment in part. Please supplementally explain to us the basis for your statement that you do not anticipate that the amounts you may receive in the future from Luna i-Monitoring will be material to your business. It appears that IHS Energy Group may have to

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April 27, 2006

pay you up to an aggregate of $2.5 million based on a percentage of Luna i-Monitoring sales from December 1, 2003 through November 30, 2008. In addition, to the extent these future payments are material, please file the relevant agreement with IHS Energy Group as an exhibit to the registration statement and summarize the material provisions in your business section.

RESPONSE TO COMMENT 3:

The Company has revised the disclosure at page 36 of Amendment No. 3 to clarify that based on historical Luna i-Monitoring sales, as well as an $8.6 million aggregate sales minimum threshold before the Company is entitled receive any additional payments based on Luna i-Monitoring sales, the Company believes it is unlikely to receive payments in the future that will be material to its business. However, notwithstanding what the Company believes to be a low likelihood of receiving material payments, because the absolute dollar amount of the potential $2.5 aggregate payment amount is material as set forth in the Share Purchase and Asset Transfer Agreement by and among IHS Energy Group, Inc., IHS Energy Innovations, Inc., the Company and the other selling stockholders (the “IHS Energy Agreement”), the Company has elected to file the IHS Energy Agreement with Amendment No. 3 as Exhibit 10.33 thereto. The Company has included a summary of the material provisions of the IHS Energy Agreement relating to potential future payments to the Company in the business section of the Registration Statement at page 52 of Amendment No. 3.

Critical Accounting Policies and Estimates, page 38

4.	The additional disclosures on pages 38 through 41 do not appear to have sufficiently addressed prior comment 22. As such, for each of your critical accounting estimates, please provide all of the information we had requested. Otherwise, as was contemplated by prior comment 23, please justify the extent to which any specific information is either inapplicable to a particular estimate or impracticable to provide. Based on the extent of your contract research revenues and your disclosure that its recognition inherently involves estimation, all of the information we requested appear to be applicable and practicable.

RESPONSE TO COMMENT 4:

The Company has revised the disclosures at pages 38-41 of Amendment No. 3 in accordance with the Staff’s comment to focus on critical policies that are subject to significant judgment and estimates.

Securities and Exchange Commission

April 27, 2006

Results of Operations, page 41

Other Income (Expense), page 42

5.	We note your statement that prior to your acquisition of Luna Technologies in September 2005, your pro rata portion of the losses of Luna Technologies were reported in “operating income.” This does not appear to explain the reason for the decrease in other expenses. If you meant to refer to “other income” please revise. Also, if the decrease in other expenses was also due to the fact that Luna Technologies had no losses for the nine months ended September 30, 2005, please add this to the explanation.

RESPONSE TO COMMENT 5:

The Company has revised the disclosure at page 43 of Amendment No. 3 to clarify that the decrease in other expense in 2005 was a result of consolidating the operating activity of Luna Technologies following the Company’s acquisition of the remaining outstanding equity of Luna Technologies in 2005. For 2004, the Company’s pro rata portion of the losses of Luna Technologies was reflected in other income (expense) because Luna Technologies was accounted for as an equity-method investment. The Company’s share of losses in Luna Technologies from January 1, 2005 to September 30, 2005, the acquisition date, was nominal. Luna Technologies’ operating results from the acquisition date through the end of the period have been included in the Company’s operating results.

Summary of Contractual Obligations, page 45

6.	Please revise your table to include the Carilion Health Systems and the Virginia Tech Foundation notes, as well as any expected interest payments, consistent with Item 303(a)(5) of Regulation S-K and Financial Reporting Release 67.

RESPONSE TO COMMENT 6:

The Company has revised the disclosure at page 47 of Amendment No. 3 in accordance with the Staff’s comment.

Securities and Exchange Commission

April 27, 2006

Business, pages 46

Products Group, page 53

Luna nanoWorks Division, pages 55-57

7.	On page 55 you state that Luna nanoWorks is developing advanced carbon nanomaterials, which include Trimetasphere™ nanomaterials, fullerenes and carbon nanotubes. You then state that you have an exclusive license for Trimetasphere.™ You do not, however, address whether you own, license or are still developing the intellectual property for fullerenes and carbon nanotubes. Please revise your disclosure to provide this information for fullerenes and carbon nanotubes.

RESPONSE TO COMMENT 7:

The Company has revised the disclosures at pages 57-58 of Amendment No. 3 in accordance with the Staff’s comment.

8.	We note your disclosure on page 57 that your Luna nano Works division is investigating the use of carbon nanotubes. In various press releases and on your website, however, you indicate that you are already manufacturing these carbon nanotubes at your Danville facility. Please provide us an explanation of this discrepancy.

RESPONSE TO COMMENT 8:

The Company has revised the disclosure at page 59 of Amendment No. 3 in accordance with the Staff’s comment.

Intellectual Property, pages 59-63

9.	We note your response to our prior comment 26 and reissue that comment in part. Please disclose the following:

•	aggregate potential milestone payments under the Virginia Tech agreement as we consider aggregate potential milestone payments to be material information,

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April 27, 2006

•	the annual expenditures you are required to make toward development of the licensed products under the Virginia Tech agreement,

•	all amounts paid to date under each agreement,

•	all minimum annual royalty payments, and

•	term and termination provisions for the June 2005 Joint Cooperation Agreement.

Please note that this is not the type of information for which we are willing to grant confidential treatment. We generally are willing to grant confidential treatment for milestone payments as long as the amounts paid to date and the amount of aggregate potential payments are disclosed.

RESPONSE TO COMMENT 9:

The Company has revised the disclosures at pages 37, 60, and 63-64 of Amendment No. 3 in accordance with the Staff’s comment.

Index to Financial Statements, page F-l

Luna Innovations Incorporated and Subsidiaries consolidated financial . . ., page F-2

Notes to consolidated financial statements, page F-7

Contract Research Revenues, page F-7

10.	Regarding the third paragraph of your response to prior comment 40, please elaborate on why the proportional performance model is the best method to measure the satisfaction of your obligations to the customer under contracts that involve the delivery of only research reports. In this regard, it is unclear whether each report represents a separate unit of accounting under EITF 00-21 and whether recognition should be deferred until the delivery of all reports within one unit of accounting. To the extent you use the proportional performance model, an input-based model, for other types of contracts, please clarify the terms, deliverables, milestones and other outputs of those contracts and how they support using the proportional performance model over an output-based model.

Securities and Exchange Commission

April 27, 2006

RESPONSE TO COMMENT 10:

The Company respectfully submits to the Staff that it does not believe that the provisions of EITF 00-21 Revenue Arrangements with Multiple Deliverables would apply to fixed price research contracts, as the interim deliverables do not constitute multiple elements since they are only used as a means to measure performance and have no standalone value. Under the proportional performance model, the Company’s performance is measured based upon the ratio of costs incurred to total estimated costs. The Company believes this to be appropriate as it reasonably measures progress of satisfying the milestones under such contracts. The Company’s fixed price research contracts are primarily Phase I SBIR and STTR projects that are generally labor intensive with labor costs being fairly constant throughout the life of the contract. Additionally, these contracts do not generally include any significant up-front costs. Due to the nature of these contracts the proportional performance methodology approximates straight-line revenue recognition.

The Company also advises the Staff that it does not use the proportional performance method for other types of contracts.

9. Stockholders’ Equity, page F-l9

11.	In the conclusion to your response to prior comment 55, you noted that the increase in the fair value of the stock could not be attributed to a single factor but reflects a number of factors. As such, please elaborate on the extent to which each of the factors contributed to the increase, with as much quantification as possible. In addition, please update your analysis through the date of your next and any subsequent responses or amendments. When you have an estimate of the IPO price, please ensure that you have sufficiently discussed the factors contributing to the difference between the fair value of the stock at the issuance date and the estimated IPO price, as contemplated by part f. of our comment.

RESPONSE TO COMMENT 11:

In response to the Staff’s comment, the Company is supplementally providing the following information for the Staff’s consideration in connection with the Company’s pricing of stock option grants made during the period from December 31, 2004 through the date of this letter (the “Updated Review Period”).

Below is an updated tabular presentation that summarizes all equity awards granted by the Company’s Board of Directors (the “Board”) to employees, directors and consultants of the Company during the Updated Review Period. The table includes automatic stock option grants

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April 27, 2006

on March 14, 2006 that were not reflected in the tabular presentation in the Company’s response letter to the Staff dated April 10, 2006 (the “Prior Response Letter”). Except as noted, all equity awards made during the Updated Review Period were stock option awards. As discussed in the Prior Response Letter and summarized under “Stock-Based Compensation Charge” below, given the significant events that were occurring in 2005, the Company engaged an independent valuation specialist, ClawsonGroup (“Clawson”), in October of 2005 to reassess the value of the Company’s non-voting Class B Common Stock as of certain prior grant dates and to assist the Board by providing contemporaneous valuations at interim dates, prospectively. In connection with these valuations, the Board directed management to reassess the amount of expense recorded for previous stock option grants captured in the periods covered by the retrospective valuations. The table below includes the amounts recorded as stock-based compensation expense as a result of those evaluations and as a result of the Company’s adoption, effective January 1, 2006, of Financial Accounting Standards No. 123R, Share Based Payment (SFAS No. 123R). All share and per share numbers in the table reflect a 1-for-1.7691911 reverse stock split that the Company will effect immediately prior to the effective date of the Registration Statement.

Grant Date	Number of Shares Granted	Per Share Value of Stock as Determined by the Board on the Grant Date		Reassessed Estimated Fair Value for Financial Accounting Purposes	Share Based Payment Expense
1/1/05	310,662	$0.35		$0.58	$71,450
03/21/05	1,130	$0.35		$0.58	$260
04/18/05	2,826	$0.35		$0.58	$650
05/20/05	1,048,363	$0.35		$0.58	$241,120
5/20/05	113,046	$0.39	[1]	$0.58	$22,000
06/01/05	2,826	$0.35		$0.58	$650
06/03/05	22,609	$0.35		$0.58	$5,200
07/01/05	56,523	$0.35		$0.81	$26,000
07/21/05	11,305	$0.35		$0.81	$5,200
08/01/05	108,242	$0.35		$0.81	$49,790
11/11/05	897,303	$1.77		$1.77	$-0-
2/8/06	868,900	$1.77		$1.77	$9,141[2]
3/14/06	113,046	$1.77		$6.79	$27,514[2]

				TOTAL:	$458,975

[1]	This grant was made to Dr. Kent Murphy, who holds a significant interest in the Company. As a result, options granted to Dr. Murphy must have a strike price of at least 110% of fair market value to receive tax treatment as an incentive stock option under the Internal Revenue Code.
[2]	Effective January 1, 2006, the Company adopted Financial Accounting Standards No. 123R, Share Based Payment (SFAS No. 123R) using the modified prospective transition method. Under such transition method, the Company’s

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April 27, 2006

financial statements for periods prior to January 1, 2006 will not be restated. However, new awards and awards modified, repurchased or cancelled after January 1, 2006 will trigger compensation expense based on the fair value of the stock option as determined by a Black-Scholes option pricing model. The Company will amortize stock-based compensation for such awards on a straight-line method over the related service period of the awards taking into account the effects of the employees’ expected exercise and post-vesting employment termination behavior.

In determining the exercise prices of all stock options granted following the initial engagement of Clawson, the Board relied on Clawson’s most recent independent third party per-share valuation of the Company’s non-voting Class B Common Stock in the Board’s determination of fair value of the Company’s equity.

The following table summarizes the per-share valuation of the Company’s non-voting Class B Common Stock during the Updated Review Period and as of the effective date of the Company’s initial public offering based on (i) independent third-party valuations provided by Clawson and (ii) the estimated initial public offering price of the Company’s common stock, based on the mid-point of the range set forth on the cover of the preliminary prospectus included in Amendment No. 3:

Source	Date of Valuation	Valuation of One Share of Company’s Non-Voting Class B Common Stock*
Clawson	January, 1, 2005	$ 0.58
Clawson	June 30, 2005	$ 0.81
Clawson	September 30, 2005	$ 1.63
Clawson	December 31, 2005	$ 1.65
Clawson	March 31, 2006	$ 6.79
Estimated IPO Price	Effective Date	$12.00

*	Reflects a 1-for-1.7691911 reverse stock split that the Company will effect immediately prior to the effective date of the Registration Statement. The share and per share numbers in the Prior Response Letter are on a pre-split basis.

As discussed in the Prior Response Letter, the increase in the estimated fair value of the Company’s non-voting Class B Common Stock during the Updated Review Period is not attributable to any single event. Instead, the increase reflects a number of factors affecting the final per share value calculation at various dates during the Updated Review Period. In its independent third party per-share valuations of the Company’s non-voting Class B Common Stock, Clawson identified the following factors as contributing to the increase in the estimated per-share fair value:

•	Determination of enterprise value based upon a discounted cash flow model

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April 27, 2006

•	Excess operating cash, if any

•	Long term debt

•	Cash inflows from option exercises

•	Total outstanding shares and options

•	Marketability discount

•	Minority interest discount

During the Updated Review Period, Clawson’s per-share valuation of the Company’s non-voting Class B Common Stock rose from $0.58 to $6.79. The majority of the increase was due to the determination that the enterprise value of the Company had increased substantially from the beginning to the end of such period. As a result of the advancement in the development of Company technologies, the addition of new key personnel, the infusion and use of funds obtained from the Carilion investment and other factors, Clawson determined that the Company was more likely to achieve its projected future cash flow. These factors also justified decreasing the discount rate utilized to discount to present value the Company’s projected future cash flow, and also affected the determination of the terminal value projected in the outlying years. In essence, as the Company makes internal advances and applies invested funds, the likelihood of achieving future cash flows increases and correspondingly increases the enterprise value. This is not to say that the projected future cash flows will be achieved, only that the likelihood that they will be achieved has increased.

The following summarizes Clawson’s analysis of the change in the per-share valuation of the Company’s non-voting Class B Common Stock between January 1, 2005 and December 31, 2005, as a result of the changes in the various factors Clawson identified as contributing to the increase in the estimated per-share fair value:

Value per share as of January 1, 2005	$0.58

Increase in enterprise value	2.23
Increase in excess operating cash	0.65
Increase in long term debt	(0.57)
Increase in cash inflows if options are exercised	0.05
Increase in total outstanding shares and options	(1.29)
Marketability discount (no change)	0.00
Minority interest discount (no change)	0.00

Net Change	1.07
Value per share as of December 31, 2005	$1.65

Securities and Exchange Commission

April 27, 2006

The following summarizes Clawson’s analysis of the change in the per-share valuation of the Company’s non-voting Class B Common Stock between December 31, 2005 and March 31, 2006, as a result of the changes in the various factors Clawson identified as contributing to the increase in the estimated per-share fair value.

Value per share as of December 31, 2005	$1.65

Increase in enterprise value	4.49
Decrease in excess operating cash	(0.05)
Long term debt (no material change)	0.00
Increase in cash inflows if options are exercised	0.16
Increase in total outstanding shares and options	(0.62)
Decrease in marketability discount	1.17
Minority interest discount (no change)	0.00

Net Change	5.15
Value per share as of March 31, 2006	$6.79

The Company has not engaged Clawson to evaluate the estimated initial public offering price of $12.00 per share. However, the Company respectfully submits that the increase in the per-share valuation of the Company’s common stock from $6.79 per share of non-voting Class B Common Stock as of March 31, 2006 to $12.00 per share of voting common stock as of the effective date of the initial public offering can be attributed to most of the same factors Clawson identified in each of the independent valuation reports: increase in enterprise value, increase in excess operating cash, lack of a material change in long term debt, increase in cash flows if options are exercised, and decrease in marketability discount.

Stock-Based Compensation Charge

As previously discussed, the exercise prices of certain option grants issued in 2005 were lower than the fair value of the Company’s common stock on the grant date. Additionally, the Company was required to adopt SFAS 123R effective January 1, 2006 and was required to apply fair value accounting to options issued through March 31, 2006. As such, the Company anticipates recording aggregate share-based payment expense from outstanding options of approximately $459 thousand.

Securities and Exchange Commission

April 27, 2006

10. Commitments and Contingencies, page F-21

Governor’s Opportunity Fund, page F-22

12.	Please refer to your response to prior comment 57. Please clarify whether the $450,000 related to leasehold improvements will be recorded as an offset to your leasehold improvements when you satisfy the terms of the grant. If not, please tell us how it will be recorded and why that recognition would be appropriate.

RESPONSE TO COMMENT 12:

The Company has revised the disclosure at pages F-24 to F-25 of Amendment No. 3 in accordance with the Staff’s comment.

Luna Technologies, Inc. financial statements . . ., page F-26

13.	Regarding the revisions you made in response to prior comment number 62, please further revise the interim financial statements of Luna Technologies so that they are as of the end of and through the latest interim date prior to the acquisition. As the acquisition occurred on September 30, 2005, it would not appear appropriate for the interim financial statements to be as of and through that date because they would presumably have to reflect either the acquisition or only some of the transactions that occurred that day. Neither would appear to be consistent with Rules 3-05(b) and 3-02 of Regulation S-X

RESPONSE TO COMMENT 13:

The Company has revised the interim financial statements of Luna Technologies so that they are as of the end of and through the interim period ended September 29, 2005, in accordance with discussions with the Staff.

Statements of operations, page F-28

14.	Please show the net loss attributable to common shareholders, as required by paragraph 40(b) of SFAS 128 and by SAB Topic 6.B. Further, please tell us how, in light of the accretion of their preferred stock, the calculation of their earnings per share complies with paragraphs eight and nine of SFAS 128 and the measurement provisions of EITF D-98.

Securities and Exchange Commission

April 27, 2006

RESPONSE TO COMMENT 14:

The Company has reviewed the Luna Technologies statements of operations at page F-30 of Amendment No. 3 and eliminated the line items captioned “Net loss per share—basic and diluted” and “Weighted average number of common shares outstanding—basic and diluted” in consideration of the Staff’s comment. The Company notes that the requirements of Statement of Financial Accounting Standards No. 128, Earnings per Share, are not applicable to Luna Technologies because its securities are not publicly traded, and has eliminated the referenced line items to avoid presenting irrelevant information that could potentially be confusing to a reader of the financial statements.

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

15.	Please include a consent that has been updated by Brown, Edwards & Company, L.L.P.

RESPONSE TO COMMENT 15:

The Company has filed an updated consent of Brown, Edwards & Company, L.L.P. with Amendment No. 3 as Exhibit 23.2 thereto.

*    *    *

Securities and Exchange Commission

April 27, 2006

Please direct your questions or comments to the undersigned at (703) 734-3105 or to Trevor J. Chaplick at (703) 734-3106. In addition, we would request that you provide a facsimile of any additional comments you may have to the attention of Mr. Chaplick and the undersigned at (703) 734-3199. Thank you for your assistance.

Very truly yours,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Mark R. Fitzgerald

cc:	Kent A. Murphy, Ph.D.
Aaron S. Hullman, Esq.
Luna Innovations Incorporated

Trevor J. Chaplick, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Marjorie Sybul Adams, Esq.
Daniel I. Goldberg, Esq.
DLA Piper Rudnick Gray Cary US LLP